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                           [TROY & GOULD LETTERHEAD]



                                  May 5, 1997



                                                                      EVE 4-1


VIA EDGAR
---------


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Filing Desk, Stop 3-10
Washington, D.C. 20549


          Re:   On'Village Communications, Inc.
                Withdrawal of
                Registration Statement on Form 8-A
                ----------------------------------


Ladies and Gentlemen:

          On behalf of On'Village Communications, Inc., a California corporation (the "Company"), we hereby request withdrawal of the Company's Registration Statement on Form 8-A relating to the registration of up to 1,495,000 units, each unit consisting of one share of Class A Common Stock, one redeemable Class A Warrant and one redeemable Class B Warrant together with the underlying securities issuable upon exercise of the Class A Warrants and the Class B Warrants. The reason for this withdrawal request is to coordinate the timing of the effectiveness of the Company's Registration Statement on Form 8-A with the anticipated effectiveness of the Company's Registration Statement on Form SB-2.

          If you have any questions, please do no hesitate to contact the undersigned at (310) 789-1255.


                                             Very truly yours,


                                             /s/ Lawrence P. Schnapp

                                                 Lawrence P. Schnapp




cc:  Don Rinehart (via facsimile)
     Alison Newman
     (via facsimile)